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Joseph A. Hall

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

VIA EDGAR

August 7, 2013

Re:	Murphy USA Inc.
Amendment No. 4 to Form 10
Filed August 7, 2013
File No. 001-35914

Mara L. Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Ransom:

On behalf of Murphy USA Inc., a Delaware corporation (the “Company”), submitted for filing is Amendment No. 4 to the above-referenced registration statement on Form 10 (“Amendment No. 4”).

As previously discussed with the Staff, the Company intends to request that effectiveness of the registration statement occur at 4:00 p.m. (E.D.T.) on Friday, August 16, 2013. We will submit a formal acceleration request letter on behalf of the Company to confirm this date and time next week.

In addition, the Company has made certain revisions on pages 2 and 47 of Amendment No. 4 to update the Company’s disclosure using 2012 data from the National Association of Convenience Stores’ State of the Industry Survey, which has become available since the prior amendment to the registration statement. In respect of these revisions, we are submitting under separate cover supporting documents as Exhibit A, with relevant sections marked, as a supplemental response to Comment 15 of your letter dated June 3, 2013.

***

Mara L. Ransom Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission	2	August 7, 2013

The Company has authorized us to confirm on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4565.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	John A. Moore
Vice President and Secretary
Murphy USA Inc.